UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Apollomics Inc.

(Name of Issuer)

Class A ordinary shares, US$0.0001 par value per share

(Title of Class of Securities)

G0411D107

(CUSIP Number)

Guo-Liang Yu

2551 East Lake Ridge Shores,

Reno, NV 89519

Tel: (650) 209-4055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0411D107

1	Name of Reporting Persons Guo-Liang Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,660,118 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 7,660,118 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,660,118 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.3%*
14	Type of Reporting Person IN

(1)

Includes 2,513,063 Class A ordinary shares, par value $0.0001 (the “Class A Ordinary Shares”), of Apollomics Inc. (the “Issuer”), issuable upon exercise of options granted under CB Therapeutics Inc. 2016 Equity Incentive Plan and Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Options”) that have vested or will vest within 60 days of the date of this Schedule 13D.

*

The percentage is calculated based on a total of (i) 89,480,790 Class A Ordinary Shares of the Issuer outstanding as of September 29, 2023, as reported in the Issuer’s Rule 424(b)(3) Prospectus, filed with the Securities and Exchange Commission on September 29, 2023, after giving effect to the conversion of the Class B ordinary shares, par value $0.0001, of the Issuer, and (ii) 2,513,063 Class A Ordinary Shares issuable upon exercise of the Incentive Options.

CUSIP No. G0411D107

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A ordinary shares, par value $0.0001 (the “Class A Ordinary Shares”), of Apollomics Inc., a Cayman Islands exempted company (the “Issuer”). The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “APLM.” The principal executive offices of the Issuer are located at 989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On March 29, 2023, the Issuer consummated its Business Combination (as defined below) pursuant to the Business Combination Agreement (as amended, the “Business Combination Agreement”), by and among the Issuer, Maxpro Capital Acquisition Corp., a Delaware corporation (“Maxpro”), and Project Max SPAC Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (the “Merger Sub”). On September 29, 2023, all outstanding Class B ordinary shares, par value $0.0001 (the “Class B Ordinary Shares”), of the Issuer automatically converted into Class A Ordinary Shares on a one-for-one basis pursuant to the terms of the sixth amended and restated memorandum and articles of association of the Issuer (the “MAA”).

Item 2. Identity and Background.

(a): This Schedule 13D is being filed by Dr. Guo-Liang Yu (the “Reporting Person”).

(b), (c) and (f): Dr. Guo-Liang Yu is a citizen of United States. Dr. Yu is the Chairman of the board of directors (the “Board”) and Chief Executive Officer of the Issuer. The residence address of Dr. Yu is 2551 East Lake Ridge Shores, Reno, NV 89519.

(d) and (e): During the last five years, the Reporting Person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement that pertain to the securities acquired by the Reporting Person and is hereby incorporated by reference. The Reporting Person beneficially owned 55,549,986 ordinary shares (as defined below), 8,519,844 Series A1 preferred shares (as defined below), 4,733,624 Series A2 preferred shares, and 3,003,565 Series B preferred shares of Apollomics Inc. prior to the consummation of the Business Combination (the “Pre-Closing Issuer”), which include 54,308,906 ordinary shares held by the Reporting Person directly, 1,241,080 ordinary shares held by the Reporting Person indirectly through Tournament Bioventure LLC (“Tournament”), a Nevada domestic limited liability company controlled by the Reporting Person, and all the preferred shares of the Pre-Closing Issuer held by the Reporting Person indirectly through Guo-Liang Yu and Yingfei Wei Family Trust (the “Y&W Trust”), a trust controlled by the Reporting Person.

Upon consummation of the Business Combination, the Reporting Person received an aggregate of 191,655 Class A Ordinary Shares and 4,955,400 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the “Class B Ordinary Shares”) in exchange for the shares beneficially owned by the Reporting Person in the Pre-Closing Issuer. Each Class B Ordinary Share automatically converted into one Class A Ordinary Share on September 29, 2023. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to the lock-up restrictions that Class B Ordinary Shares cannot be transferred until September 29, 2023 unless to certain permitted transferees.

Prior to the Business Combination, in connection with his service as an officer and director of the Pre-Closing Issuer, the Reporting Person was granted options (the “Pre-Closing Incentive Options”) pursuant to the CB Therapeutics Inc. 2016 Equity Incentive Plan and Apollomics Inc. 2023 Incentive Award Plan (the “Incentive Plans”) and the respective award agreements. Such Pre-Closing Incentive Options was exchanged into options of the Issuer (the “Incentive Options”) pursuant to the Business Combination Agreement upon the Closing and as of September 29, 2023, the Reporting Person held 2,513,063 Incentive Options that have vested or will vest within 60 days of the date of this Schedule 13D into Class A Ordinary Shares, subject to the terms and conditions of the Incentive Plans and the respective award agreements. The Reporting Persons have not paid any consideration in connection with the Incentive Options.

Item 4. Purpose of Transaction.

Business Combination

On September 14, 2022, the Issuer entered into a Business Combination Agreement (amended by an Amendment to Business Combination Agreement dated as of February 9, 2023,), by and among the Issuer, Maxpro, and Merger Sub. Pursuant to the Business Combination Agreement, the Merger Sub merged with and into Maxpro, with Maxpro continuing as the surviving company (the “Merger”) and becoming a wholly-owned subsidiary of the Issuer (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). The Business Combination was consummated on March 29, 2023.

As part of the Business Combination, each of the preferred shares of the Pre-Closing Issuer, par value $0.0001 per share (the “preferred shares”), was converted into one ordinary share of the Pre-Closing Issuer, par value $0.0001 per share (the “ordinary shares”), and each ordinary share of the Pre-Closing Issuer was converted into a number of Class B Ordinary Shares of the Issuer. Additionally, pursuant to the Business Combination Agreement and MAA, the composition of the Class B Ordinary Shares issued in exchange of the Pre-Closing Issuer ordinary shares was adjusted by the Board to increase the number of registered and tradeable Class A Ordinary Shares in the Issuer’s public float at the time of the closing of the Business Combination (March 29, 2023, the “Closing”). As a result, at the Closing, the ordinary shares and preferred shares held by the Reporting Person in the Pre-Closing Issuer were converted into an aggregate of 191,655 Class A Ordinary Shares and 4,955,400 Class B Ordinary Shares.

On September 29, 2023, the 4,955,400 Class B Ordinary Shares held by Dr. Guo-Liang Yu automatically converted into 4,955,400 Class A Ordinary Shares pursuant to the Issuer’s MAA.

General

As the Chairman of the Issuer’s Board, the Reporting Person may have significant influence under the MAA or otherwise over various matters with respect to his investment in the Issuer. These may include, among other things: (i) the calling of a general meeting of shareholders of the Issuer by the Board; (ii) material changes to the Issuer’s dividend policy; and (iii) other matters described in clauses (a) through (j) of Item 4 of Schedule 13D.

Additionally, in his capacity as Chief Executive Officer of the Issuer, the Reporting Person intends to continue playing a central role in the Issuer’s day-to-day executive management, and, subject to applicable approvals from the compensation committee of the Board, to receive additional equity securities of the Issuer as compensation. In addition, in his capacity as Chief Executive Officer, the Reporting Person intends to be involved in approvals or recommendations with respect to the issuance of additional equity securities of the Issuer to other directors or employees of the Issuer or its subsidiaries.

The Reporting Person may, from time to time, take such actions regarding his investment in the Issuer as he deems appropriate. These actions may include, subject to the Issuer’s insider trading policy and other considerations, acquiring additional Class A Ordinary Shares and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Class A Ordinary Shares (collectively, “Securities”) or disposing of such Securities, in each case, in the open market or otherwise, including for personal investment or in connection with business development transactions or financing commitments in relation thereto. In determining whether to carry out any of the above-mentioned actions, the Reporting Person may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Class A Ordinary Shares, conditions in the securities market and general economic and industry conditions.

In light of his responsibilities to the Issuer, the Reporting Person does not anticipate making any disclosures in connection with his participation in the transactions and activities of the Issuer separate and apart from relevant disclosures by the Issuer, unless otherwise required by Schedule 13D. Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) and (b):

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Calculation of the percentage ownership of the Class A Ordinary Shares beneficially owned by the Reporting Person is based on a total of (i) 89,480,790 Class A Ordinary Shares issued and outstanding as of September 29, 2023, as reported in Issuer’s Rule 424(b)(3) Prospectus (the “Prospectus”), filed with the Securities and Exchange Commission (the “SEC”) on September 29, 2023, after giving effect to the conversion of the Class B Ordinary Shares, and (ii) 2,513,063 Class A Ordinary Shares issuable upon exercise of the Incentive Options held by the Reporting Person that have vested or will vest within 60 days of this filing .

As of the date of this filing, the Reporting Person is the owner of record of 3,892,807 Class A Ordinary Shares. Additionally, the Reporting Person is deemed to beneficially own 2,513,063 Class A Ordinary Shares issuable upon exercise of the Incentive Options held by the Reporting Person that have vested or will vest within 60 days of this filing. The Reporting Person, in his capacity as the managing member of Tournament, has the ability to indirectly control the decisions of Tournament regarding the vote and disposition of securities held by Tournament, and as such may be deemed to have indirect beneficial ownership of the 88,960 Class A Ordinary Shares held by Tournament. Additionally, the Reporting Person, in his capacity as the trustee of the Y&W Trust, has the ability to indirectly control the decisions of Y&W Trust regarding the vote and disposition of securities held by Y&W Trust, and as such may be deemed to have indirect beneficial ownership of the 1,165,288 Class A Ordinary Shares held by Y&W Trust. Accordingly, the Reporting Person has the voting and dispositive rights over 7,660,118 Class A Ordinary Shares of the Issuer, constituting approximately 8.3% of the issued and outstanding Class A Ordinary Shares as of September 29, 2023.

(c): On September 29, 2023, the Reporting Person acquired 4,955,400 Class A Ordinary Shares upon the automatic conversion of the Class B Ordinary Shares held by him. Except as disclosed in this Schedule 13D, the Reporting Person did not effect any transaction in the Class A Ordinary Shares during the past 60 days.

(d): None.

(e): Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 is hereby incorporated by reference in its entirety.

Item 7. Material to Be Filed as Exhibits

Exibit No.	Description

1.	CB Therapeutics Inc. 2016 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Issuer’s Registration Statement on Form S-8(File No. 333-272559) filed with the SEC on June 9, 2023.

2.	Apollomics Inc. 2023 Incentive Award Plan, incorporated by reference to Exhibit 4.8 to the Issuer’s Form 20-F (File No. 001-41670) filed with the SEC on March 31, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2023

Dr. Guo-Liang Yu

/s/ Guo-Liang Yu
Guo-Liang Yu